January 14, 2020

Filed via EDGAR

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton ETF Trust (the “Trust”)

            (File Nos.  333-208873; 811-23124)

Dear Ms. Stojic:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 50/54 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on October 15, 2019 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to register three new series of the Trust to be designated as the Franklin Thematic Disruptive Commerce ETF, Franklin Thematic Genomic Advancements ETF and Franklin Thematic Intelligent Machines ETF (each, a “Fund” and collectively, the “Funds”).  The Staff’s comments are summarized below, followed by the Fund’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.        Comment:  Please ensure that the Funds’ ticker symbols are provided in the updated filing for the Funds to be made pursuant to Rule 485(b) under the 1933 Act.

           Response:  The ticker symbols will be provided as requested.

2.       Comment:  Please provide the completed fee table and expense example for each Fund in your response letter.

          Response:  The completed fee table and expense example for each Fund is attached hereto as Exhibit A.

3.       Comment:  Please supplementally confirm that the term of the fee waiver and expense limitation agreement for each Fund will not be less than one year from the effective date of the Fund’s registration statement.

           Response: The Trust so confirms.

4.       Comment:  Please note in the Portfolio Turnover section of the prospectus that the Fund is a new Fund and therefore does not have portfolio turnover information available.

           Response:  The Trust respectfully declines to add the requested disclosure as it is not required by Instruction 6 to Item 3 of Form N-1A, which is applicable to new funds.  The Trust also notes that the disclosure in the Portfolio Turnover section is standard across new funds in the Franklin Templeton fund complex.

4334952v.4

FRANKLIN TEMPLETON

5.       Comment: With respect to each Fund, it is the Staff’s position that, under 1940 Act Rule 35d-1(a)(2), a fund with the terms “disruptive commerce,” “genomic” or “intelligent machines” in its name must have a policy to invest, under normal circumstances, at least 80% of its net assets plus any amount of borrowings for investment purposes in companies whose economic fortunes are significantly tied to disruptive commerce, genomics or intelligent machines, respectively. Additionally, please revise each Fund’s investment policies to specify the criteria the Fund will use to determine whether a particular company’s economic fortunes are significantly tied to disruptive commerce, genomics or intelligent machines, as applicable. For example, a Fund could specify that at least 80% of its net assets will be invested in companies that either: (i) receive 50% of their revenues or profits from or (ii) devote 50% of their assets to, disruptive commerce, genomics or intelligent machines, as applicable.

          Response: In response to this comment, the Funds’ names have been revised as follows to clarify that the above-cited terms refer to the Funds’ thematic investment strategies:

Franklin Thematic Disruptive Commerce ETF (the “Disruptive Commerce ETF”)

Franklin Thematic Genomic Advancements ETF (the “Genomic Advancements ETF”)

Franklin Thematic Intelligent Machines ETF (the “Intelligent Machines ETF”)

The Trust respectfully declines to adopt the requested 80% policies. The Trust submits that the Funds’ names do not connote a particular type of investment, company or industry within the meaning of Rule 35d-1. Rather, the above-cited terms describe the Funds’ thematic investment strategies of seeking to identify companies well positioned to capitalize on or benefit from the applicable theme.  The Funds’ thematic investment strategies seek to capture platform changes that have a ripple effect throughout the entire economy and are not designed to narrowly target a single industry or type of investment. Rather, it is anticipated that the Funds’ portfolios will include broad categories of companies that the investment manager believes are thematically interrelated, as further described in each Fund’s prospectus.  For example, companies relevant to the Disruptive Commerce ETF’s investment theme include retailers, but also would include payment companies (such as Visa and Paypal, which are classified as IT Service companies), as they facilitate e-commerce through the reduction of fraud, non-payment and general ease of use; logistics and delivery companies (including companies such as Kratos, a drone manufacturer that is classified as an Aerospace and Defense company), as drone delivery is a viable cost effective automated delivery method; software companies that focus on multi-channel capabilities (such as Shopify and Avalara, which are classified as Software and Services companies); and even companies utilizing new marketing methods such as the rise of social media influencers. Companies impacted by or driving these market developments are expected to be engaged in various business activities. For these reasons, the concept of disruptive commerce as used in the Disruptive Commerce ETF’s name refers to the Fund’s strategy of pursuing investment opportunities based on thematic considerations as applied in the investment manager’s fundamental stock research and analysis and does not suggest that the Fund focuses its investments on a discrete category of companies or any particular type of investment or industry. In addition, the Fund notes that competitor products with similar names and investment strategies have not adopted a Rule 35d-1 80% policy tied to their name (see, e.g., Goldman Sachs Motif Data-Driven World ETF, Goldman Sachs Motif New Age Consumer ETF, ARK Innovation ETF, Goldman Sachs Motif Human Evolution ETF and Goldman Sachs Motif Manufacturing Revolution ETF).

The Trust respectfully submits that each Fund’s principal investment strategy disclosure, as revised in response to the Staff’s comments, appropriately reflects the terms in the Fund’s name. While each Fund’s thematic investment strategy is not included in an 80% policy, the Trust is cognizant that, pursuant to Section 35(d) of the 1940 Act, a fund’s name may not be materially deceptive or misleading and the investment manager will employ its thematic investment strategies accordingly.

FRANKLIN TEMPLETON

6.       Comment: With respect to the Disruptive Commerce ETF’s principal investment strategies disclosure, please define with greater specificity the terms “drop ship warehousing” and “last mile transportation.”

          Response: References to “last mile transportation” have been removed. In addition, the Fund’s Item 9 principal investment strategy disclosure has been revised to add the following: Drop shipping is a business model that allows a retailer to design and brand a product without maintaining inventory, manufacturing, producing or shipping their product to customers.

7.       Comment: With respect to the Disruptive Commerce ETF, the Fund’s principal investment strategy disclosure states: “The investment manager also uses “top-down” approaches (thematic research sizing the potential total available market, and surfacing the prime beneficiaries) to select investments for the Fund.” Please revise the text in the parenthetical to a more plain English formulation.

           Response: The disclosure has been revised as follows: The investment manager also ~~uses ‘‘top-down” approaches which include (thematic research sizing the potential total available market, and surfacing the prime beneficiaries)~~ evaluates market segments, products, services and business models positioned to benefit significantly from disruptive innovations in commerce relative to broad securities markets, and seeks to identify the primary beneficiaries of new trends or developments in commerce to select investments for the Fund.

8.       Comment:  Please delete the following sentence in each Fund’s principal investment strategies section: “The Fund may invest in certain companies that the investment manager believes are well-positioned to capitalize on and are expected to devote substantial efforts to business lines enabled by [the Fund’s investment theme], even if such companies do not currently derive a substantial portion of their revenues from such business lines.” The Staff believes this disclosure is overly vague and should be replaced, for example, with the suggested 50% revenue/profits or assets tests described above in Comment 5 or other relevant criteria, as applicable.

           Response:  The above-cited sentence has been deleted from each Fund’s disclosure.

9.      Comment:  With respect to the “Concentration” risk disclosure for each of the Disruptive Commerce ETF and the Genomic Advancements ETF, please update the risk header to identify the specific industry or group of industries in which the Fund concentrates its investments.

           Response: The Funds respectfully decline to revise the risk titles, as the convention used is consistently applied across the Franklin Templeton investments fund complex; however, in response to this comment, the Funds have revised the first sentence of the risk to identify the specific industry or group of industries in which the applicable Fund concentrates.

10.      Comment:  Please consider including equities risk as a principal risk of each Fund, as appropriate.

           Response:  The Trust believes that the principal equities risk associated with each Fund’s investments is addressed under “Market” risk and consequently, no additional disclosure regarding equities risk has been added.

11.      Comment:  Please clarify the Funds’ “Smaller and Midsize Companies” risk to reference “smaller and mid capitalization” companies.

           Response:  The disclosure has been revised as requested.

FRANKLIN TEMPLETON

12.      Comment:  With respect to the Disruptive Commerce ETF, the Fund’s “Geographic Focus” risk disclosure states that the Fund may invest in Chinese companies. If investing in China is a principal investment strategy and/or principal risk of the Fund, consider whether such investment strategy and/or risk should be separately stated.

            Response:   As stated in the Fund’s principal investment strategies disclosure, the Fund may invest in companies both inside and outside of the United States, including those in developing or emerging markets.  Accordingly, the Fund’s principal risk disclosure addresses the risks of investments in foreign securities, including emerging markets, and describes risks specific to China, in light of the Fund’s anticipated exposure to Chinese companies in pursuing its investment theme of disruptive commerce. Although over time the Fund may focus its investments in a particular country or region, and may have significant exposure to China from time to time, the Fund does not currently intend to focus in any particular country or region as a principal investment strategy. Therefore, the Trust believes that additional prospectus disclosure regarding the Fund’s investments in China, is not needed or appropriate at this time.

13.      Comment: With respect to the Genomic Advancements ETF, please clarify the reference to “human and other life” by explaining what is meant by “other life” (e.g., animals).

            Response: The disclosure has been revised as requested.

14.      Comment:  With respect to each of the Genomic Advancements ETF and the Intelligent Machines ETF, please state whether the Funds may invest in emerging/developing market issuers and include related risk disclosure as applicable.

            Response: The disclosure has been revised to state that the Funds may invest in securities of developing or emerging markets companies and corresponding risk disclosure has been added to the Item 9 section of the prospectus.

15.       Comment: With respect to the Genomic Advancements ETF and Intelligent Machines ETF, the Funds’ Item 9 “Foreign Securities” risk includes references to developing and emerging markets. Please add these risks to the Item 4 risk disclosure for each Fund or remove the Item 9 reference.

            Response: The Funds’ Item 4 “foreign securities” provides that: “[t]he risks of foreign investments may be greater in developing or emerging market countries.”  Risk disclosure regarding developing and emerging market investments has been added to the Item 9 Foreign Securities risk for each of the above-referenced Funds.

16.      Comment:  With respect to the Intelligent Machines ETF, please supplementally differentiate the companies in which the Fund invests pursuant to its theme from companies in which the Disruptive Commerce ETF invests, as it appears to the Staff that they could have substantial overlap in their investments.

            Response: The Disruptive Commerce ETF invests primarily in equity securities, predominantly common stock, of companies the investment manager believes are substantially focused on and expected to substantially benefit from, e-commerce, auctions, the sharing economy, e-payments, drop shipping, direct marketing and significant decreases in transport and delivery costs due to new innovations including artificial intelligence, drones and automation, with a thematic focus on companies disrupting markets in which they operate by providing the customer with a more customized, secure and time efficient buying process. As disclosed in the prospectus, the Fund concentrates its investments in companies operating in consumer discretionary related industries. The Fund currently anticipates significant exposure to internet and direct marketing retail companies, which are currently not anticipated exposures of the Intelligent Machines ETF. The Intelligent Machines ETF invests primarily in equity securities, predominantly common stock, of companies the investment manager believes are substantially focused on and are expected to substantially benefit from the ongoing technology-driven transformation of products, software, systems and machinery as well as product design, manufacture, logistics, distribution and maintenance, including through developments in artificial intelligence or industrial automation related technology.  The Intelligent Machines ETF is currently anticipated to have significant exposure to technology sector companies as well as health care and industrials companies. Although both Funds may invest in, among others, information technology-related companies, the Funds’ portfolios are not expected to have substantial overlap as currently constructed.

FRANKLIN TEMPLETON

17.      Comment:  With respect to the Intelligent Machines ETF, please explain in additional detail in the Fund’s principal investment strategy disclosure what intelligent machines are and what they do. Specifically, please explain what is meant by the following sentence: “These companies may include those that develop, produce, manufacture, design, maintain and deliver products or services with new capabilities previously unavailable in the marketplace.”

            Response: The Trust notes that the phrase intelligent machines refers to the Fund’s investment theme of seeking to identify companies the investment manager believes are well-positioned to benefit from intelligent design (e.g., simulation software and computer-aided design or “CAD” software), intelligent production (e.g., advancements in manufacturing or factory automation capabilities, including companies such as Kuka, Fanuc and Keyence), intelligent products (e.g., companies such as Intuitive Surgical and Tesla) and intelligent/predictive maintenance (e.g., companies such as PTC Inc.).  The Fund’s thematic investment strategy seeks to create an investment portfolio of companies driving the synergies and innovation from these four segments where such advancements in digital world start to positively affect the physical world. In response to this comment, we have added the following to the Fund’s principal investment strategy disclosure: The Fund’s investment theme of intelligent machines is intended to capture companies that the investment manager believes represent the next phase of technological evolution, including companies that provide new systems, logistics solutions, methods, processes, products or services based on physical applications of new technologies and technolocial innovation. Such companies include those the investment manager believes are well-positioned to benefit from intelligent design (e.g., simulation software and computer-aided design or “CAD” software), intelligent production (e.g., advancements in manufacturing or factory automation capabilities), intelligent products (e.g., robotic-assisted technologies, tools and services) and intelligent predictive maintenance (e.g., industrial software solutions and services).

18.      Comment:  With respect to the Intelligent Machines ETF, please revise the following sentence to delete “for example” and state instead, if true, that the Fund expects to have significant exposure to the technology sector: “Although the Fund may invest across economic sectors, it expects to have significant positions in particular sectors including, for example, technology.”

            Response: The phrase “for example” has been removed from the above-cited sentence. The Trust notes that while the Intelligent Machines ETF currently anticipates that it will have significant exposure to the technology sector necessitating related principal investment strategy and risk disclosure as currently provided in the prospectus, the Fund’s sector exposure is expected to vary over time, as the Fund is not concentrated and may invest across economic sectors.

19.      Comment:  With respect to the Disruptive Commerce ETF, the Fund’s Item 9 principal investment strategies disclosure states: “Companies relevant to the Fund’s investment theme of disruptive commerce are those that the investment manager believes are substantially focused on and are expected to substantially benefit from e-commerce, auctions, the sharing economy, e-Payments, drop ship warehousing, direct marketing and last mile transportation, all of which provide the customer with a more customized, secure and time efficient buying process.” Please explain what is meant by “…are substantially focused on, and are expected to substantially benefit from” in this context.

FRANKLIN TEMPLETON

            Response: As discussed in additional detail above, in this context, companies the investment manager believes are are substantially focused on, and are expected to substantially benefit from, the development of the Fund’s investment theme are identified through the Fund’s thematic investing process designed to provide exposure to a portfolio of companies disrupting markets in which they operate by providing the customer with a more customized, secure and time efficient buying process, including companies the investment manager determines are positioned to benefit disproportionately as compared to the broad market from disruptive business models, products, transport and delivery services.

20.       Comment:  With respect to each Fund’s Foreign Securities risk, consider revising the formatting to emphasize the distinction between the broader risk and its corresponding sub-risks.

            Response: The Trust confirms that the prospectus formatting will appropriately differentiate between the primary risk and its component sub-risks.

21.        Comment:  Under the heading, “More Information on Investment Policies, Practices and Risks,” please reorganize or clarify the disclosure so that shared risks global to all three Funds and individualized, Fund-specific risks are identified as such.

            Response: The Trust respectfully declines to reorganize the disclosure, as the current format is global for the Franklin Templeton ETFs. The Trust notes that Fund-specific, investment related risks are identified in each Fund’s tailored Item 4 and Item 9 risk disclosure, and operational, trading-related and other risks applicable to ETFs generally are included in the shared section under the above-referenced heading.

22.        Comment:  Please complete missing information relating to the Funds’ management fees, and ensure that each Fund’s management fee is provided in the response letter.

            Response: Each Fund’s management fee is included in the fee table for such Fund provided in Exhibit A hereto. The Trust confirms each Fund’s management fee information in the statutory prospectus will be completed in the updated filing.

23.        Comment:  The bulleted disclosure in the Statement of Additional Information (SAI) provides that each Fund may invest in securities in developing and emerging markets. Please conform the Funds’ prospectus disclosure with respect to developing/emerging markets investments, as applicable.

            Response: The prospectus disclosure has been conformed, as per our response to Comment 15 above. The Trust notes that each Fund discloses non-principal investments in its SAI and principal investments in its prospectus and accordingly, the SAI includes investments in addition to those disclosed in the prospectus for each Fund.

24.      Comment:  Please confirm that the Fund’s executed investment management agreement (in lieu of a form of), legal opinion and auditor opinion will be filed as an exhibit in the Trust’s Part C.

           Response:  The Trust confirms that each Fund’s investment management agreement and legal opinion will be filed as an exhibit in the Trust’s Part C. As a matter of course, because the registration statement does not contain audited or financial information with respect to the Funds, Franklin Templeton funds do not include an auditor’s opinion in connection with a 485(b) filing pertaining to a new series.

FRANKLIN TEMPLETON

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/NAVID TOFIGH

Navid Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust

cc: Julie Patel

Exhibit A

Franklin Thematic Disruptive Commerce ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.50%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.27%
Total annual Fund operating expenses	0.77%
Fee waiver and/or expense reimbursement[2]	(0.27)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.50%

1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.50% until July 31, 2021. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$219

Franklin Thematic Genomic Advancements ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.50%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.27%
Total annual Fund operating expenses	0.77%
Fee waiver and/or expense reimbursement[2]	(0.27)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.50%

1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.50% until July 31, 2021. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$219

Franklin Thematic Intelligent Machines ETF

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.50%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.27%
Total annual Fund operating expenses	0.77%
Fee waiver and/or expense reimbursement[2]	(0.27)%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.50%

1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.50% until July 31, 2021. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$ 219